SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULED 13d-2(a) UNDER THE SECURITIES ACT OF 1934

(Amendment No. 9)

OPTIBASE LTD.
(Name of Issuer)

Ordinary Shares Nominal value NIS 0.65 per share	M7524R116
(Title of class of securities)	(CUSIP number)

THE CAPRI FAMILY FOUNDATION
PH Venturi House, 49 Street, Bella Vista, Panama City, Republic of Panama
(Name, address and telephone number of person authorized to receive notices and communications)

January 3, 2022
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all Exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. M7524R116

1	NAME OF REPORTING PERSON: THE CAPRI FAMILY FOUNDATION I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 4,097,201
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 4,097,201
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 78.55% (*)
14	TYPE OF REPORTING PERSON: OO

(*) Based on 5,216,256 Ordinary Shares outstanding of Optibase Ltd. as of June 25, 2021 (including: 14,105 Ordinary Shares held by or for the benefit of Optibase Ltd. which have no voting or equity rights), as provided by the Company.

The statement on Schedule 13D filed on August 12, 2011 relating to ordinary shares, par value NIS 0.65 per share (the “Ordinary Shares”) of Optibase Ltd., a company organized under the laws of the State of Israel (the “Issuer” or the “Company”), as amended on September 8, 2011, June 14, 2012, November 5, 2012, November 21, 2012, February 3, 2014, March 18, 2015, May 29, 2019, and June 30, 2021 is hereby further amended as set forth below by this Amendment No. 9 (this “Statement”) in connection with Item 4 below.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

On January 3, 2022, The Capri Family Foundation (the “Reporting Person”) announced the final results of its offer, which it had commenced on December 1, 2021, to purchase all of the ordinary shares of the Company, not already owned by the bidder group, at $11.20 per share in cash (the “Offer”). The Reporting Person announced that the minimum condition of the Offer was not satisfied and all tendered shares would be returned.

The Reporting Person from time to time may acquire additional ordinary shares of the Company and may seek an extraordinary corporate transaction, delisting of the shares from the Nasdaq Stock Market (“Nasdaq”) and deregistration of the shares under the U.S. Securities Exchange Act, as amended (the “Exchange Act”).

Without limiting the generality of the foregoing, the Reporting Person has taken preliminary steps to commence a second tender offer for all of the shares of the Company, at a price to be determined. If such an offer is launched as currently contemplated, its conditions are satisfied and the tender offer is consummated, the Reporting Person by operation of law would become the sole owner of the Company. The Reporting Person then would cause the Company to delist the shares from Nasdaq and deregister the shares under the Exchange Act. The Reporting Person in its sole discretion may suspend or abandon this project in its preliminary stage without further notice.

Item 7. Material to be Filed as Exhibits.

The following Exhibits are filed herewith:
*24.1	Attorney's Certification dated June 19, 2019 certifying the signature authority of person(s) signing on behalf of Capri.
*99.1	Share Purchase Agreement dated July 7, 2011 by and between Gesafi and Prescott (incorporated by reference to Exhibit 99.1 to the Statement on Schedule 13D filed with the SEC on August 12, 2011).
*99.2
Second Loan Agreement dated May 27, 2006 between Tom Wyler and Capri (including the First Loan Agreement dated September 9, 2004 between Tom Wyler and Capri which was filed as an exhibit to the Second Loan Agreement) (incorporated by reference to Exhibit 99.1 to Amendment No. 7 to Tom S. Wyler’s Schedule 13D filed with the SEC on July 12, 2006).

*99.3
Deed of Pledge between Capri and Tom Wyler relating to 120,368 Ordinary Shares (incorporated by reference to Exhibit 99.2 to Amendment No. 7 to Tom S. Wyler’s Schedule 13D filed with the SEC on July 12, 2006).

*99.4
Deed of Pledge between Capri and Tom Wyler relating to 360,000 million Ordinary Shares (incorporated by reference to Exhibit 99.3 to Amendment No. 7 to Tom S. Wyler’s Schedule 13D filed with the SEC on July 12, 2006).

*99.5	Third Loan Agreement dated June 18, 2008 between Tom Wyler and Capri (incorporated by reference to Exhibit 99.5 to Amendment No. 8 to Tom S. Wyler’s Schedule 13D filed with the SEC on June 25, 2008).
*99.6
Deed of Pledge between Capri and Tom Wyler relating to 563,382 Ordinary Shares (incorporated by reference to Exhibit 99.6 to Amendment No. 8 to Tom S. Wyler’s Schedule 13D filed with the SEC on June 25, 2008).

*99.7
Fourth Loan Agreement dated August 14, 2008 between Tom Wyler and Capri (incorporated by reference to Exhibit 99.7 to Amendment No. 9 to Tom S. Wyler’s Schedule 13D filed with the SEC on August 18, 2008).

*99.8

Deed of Pledge between Capri and Tom Wyler relating to 253,542 Ordinary Shares (incorporated by reference to Exhibit 99.8 to Amendment No. 9 to Tom S. Wyler’s Schedule 13D filed with the SEC on August 18, 2008).

*99.9
Gesafi Loan Agreement dated May 26, 2011 between Tom Wyler and Gesafi (incorporated by reference to Exhibit 99.10 to Amendment No. 11 to Tom S. Wyler’s Schedule 13D filed with the SEC on June 30, 2011).

*99.10
Deed of Pledge between the Gesafi and Tom Wyler relating to 500,000 Ordinary Shares (incorporated by reference to Exhibit 99.11 to Amendment No. 11 to Tom S. Wyler’s Schedule 13D filed with the SEC on June 30, 2011).

*99.11
Agreement between The Capri Family Foundation and Tom Wyler dated September 12, 2012 relating to 1,297,290 Ordinary Shares (for Exhibit A to this Agreement, see First Loan Agreement, Second Loan Agreement, Third Loan Agreement, and Fourth Loan Agreement, referenced above in Exhibits 99.2, 99.5, and 99.7) (incorporated by reference to Exhibit 99.12 to Amendment No. 13 to Tom S. Wyler’s Schedule 13D filed with the SEC on November 21, 2012).

*99.12
Agreement between Gesafi Real Estate S.A. and Tom Wyler dated September 12, 2012 relating to 500,000 Ordinary Shares (for Exhibit A to this Agreement, see Gesafi Loan Agreement, referenced above in Exhibit 99.9) (incorporated by reference to Exhibit 99.13 to Amendment No. 13 to Tom S. Wyler’s Schedule 13D filed with the SEC on November 21, 2012).

* Previously filed

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

January 10, 2022

For THE CAPRI FAMILY FOUNDATION

/s/ Reuwen Schwarz
Reuwen Schwarz
President, The Capri Family Foundation Council

/s/ Andreas Kothgasser
Andreas Kothgasser
Treasurer, The Capri Family Foundation Council

/s/ Dominik Zurbrügg Dominik Zurbrügg Secretary, The Capri Family Foundation Council